UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 3, 2023	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

DISPOSAL OF CERTAIN AVIATION GROUND EQUIPMENT

DISPOSAL OF CERTAIN AVIATION GROUND EQUIPMENT

On 14 December 2022, the 21st ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Disposal of Certain Aviation Ground Equipment and it was agreed that the Company shall dispose of certain aviation ground equipment, including a total of 8,175 apron vehicles and non-motor vehicles, to Yinyan Leasing at a disposal price of RMB398.1841 million (tax exclusive). The specific implementation shall be delegated to the president of the Company.

On 30 December 2022, each of the Company and Eastern Technology entered into the Transfer Agreements with Yinyan Leasing, and shall dispose of 7,655 and 520 Vehicles to Yinyan Leasing, respectively, at disposal prices of RMB273.4034 million (tax exclusive) and RMB124.7807 million (tax exclusive), respectively.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Eastern Technology is a wholly-owned subsidiary of the Company, and Yinyan Leasing is an indirect wholly-owned subsidiary of CEA Development, which is a wholly-owned subsidiary of CEA Holding, the controlling Shareholder of the Company. Therefore, Yinyan Leasing is a connected person of the Company within the meanings of the Hong Kong Listing Rules. The Connected Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the transaction contemplated under the Transfer Agreements exceeds 0.1% but is less than 5%, the Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempted from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

A. BACKGROUND

On 14 December 2022, the 21st ordinary meeting of the ninth session of the Board of the Company considered and approved the Resolution in relation to the Disposal of Certain Aviation Ground Equipment and it was agreed that the Company shall dispose of certain aviation ground equipment, including a total of 8,175 apron vehicles and non-motor vehicles (the “Vehicles”), to Yinyan Leasing at a disposal price of RMB398.1841 million (tax exclusive). The specific implementation shall be delegated to the president of the Company.

On 30 December 2022, each of the Company and Eastern Technology entered into the Agreement for the Transfer of Aviation Ground Equipment Inventory Assets between China Eastern Airlines Corporation Limited and Shanghai Eastern Airlines Yinyan Financial Leasing Co., Ltd. and the Agreement for the Transfer of Aviation Ground Equipment Inventory Assets between China Eastern Airlines Technology Co., Limited and Shanghai Eastern Airlines Yinyan Financial Leasing Co., Ltd. with Yinyan Leasing, and shall dispose of 7,655 and 520 Vehicles to Yinyan Leasing, respectively, at disposal prices of RMB273.4034 million (tax exclusive) and RMB124.7807 million (tax exclusive), respectively.

B. THE TRANSFER AGREEMENTS

The principal terms of the Transfer Agreements are set out as follows:

Subject of agreements:	For the Target Assets under the Connected Transaction, the transferor shall be the Company and Eastern Technology, and the transferee shall be Yinyan Leasing.

Transaction price:	The aggregate price of the Connected Transaction shall be RMB398.1841 million (tax exclusive), of which the price of the transaction between the Company and Yinyan Leasing shall be RMB273.4034 million (tax exclusive), and the price of the transaction between Eastern Technology and Yinyan Leasing shall be RMB124.7807 million (tax exclusive).

Payment method and term:	Upon the signing of the Transfer Agreements, Yinyan Leasing shall complete the acceptance of equipment and pay 50% of the acquisition cost as soon as practicable, and the remaining 50% of the acquisition cost shall be paid in full within three months upon the signing of the agreements.

Delivery or transfer schedule:	The closing date shall be 31 December 2022. From the closing date (excluding that day, the same for below), the Target Assets shall be, in principle, transferred from the Company and Eastern Technology (“Party A”) to Yinyan Leasing (“Party B”).

From the effective date of the Transfer Agreements, Party A and Party B shall execute the contractual transfer procedures for the Target Assets in accordance with the following principles:

1.  Party A shall directly transfer the actual possession of the Target Assets to Party B prior to the closing date. If registration is required according to relevant laws, the relevant change of registration shall be made to register under the name of Party B or a party designated by Party B as soon as practicable upon the effective date of the agreements;

2.  Party A shall hand over to Party B prior to the closing date the originals of all contracts, agreements, letters of commitment, letters of guarantee, insurance policies and other relevant documents in relation to the Target Assets that have not been fully performed within the validity period and are to be undertaken by Party B;

3.  If the Target Assets and relevant businesses require the consent, approval or permission from airports or competent administrative authorities, for those that only Party A may handle according to relevant regulations, Party A shall be responsible for communicating with the relevant airports or competent administrative authorities so that Party B can obtain the relevant consent, approval or permission; otherwise, Party A shall provide appropriate assistance;

4.  In principle, Party A shall be responsible for handling the transfer of the aforementioned assets with Party B and assisting Party B to obtain the relevant qualifications and licences (if necessary). If such procedures cannot be completed on the closing date due to any difficulty, both parties shall cooperate with each other to complete such procedures as soon as practicable;

5.  Both parties shall sign a closing confirmation on the closing date to confirm the completion of transfer of assets and related materials involved in the transaction under the agreements, unless both parties jointly confirm in writing that the procedures may continue after the closing date.

Taking effect of agreements:	The Transfer Agreements shall take effect upon the affixing of signatures and official seals or special seals for contractual uses by the legal representatives of the parties or their authorised representatives.

Liabilities of default:	For the loss or damage suffered by any party to the Transfer Agreements due to the other party’s breach of any statement, guarantee or undertaking made under the Transfer Agreements, the defaulting party shall make full compensation to the non- defaulting party.

If Yinyan Leasing fails to pay the transfer price on schedule in accordance with the Transfer Agreements, it shall pay overdue liquidated damages to the Company and Eastern Technology.

C. INFORMATION OF THE TARGET ASSETS

(1)	Basic information of the Target Assets

1.	Transaction subject

The Target Assets of the Connected Transaction shall be a total of 8,175 apron vehicles and non-motor vehicles owned by the Company and Eastern Technology, of which 7,655 Vehicles are owned by the Company and 520 Vehicles are owned by Eastern Technology. The transaction category is disposal of assets.

2.	Description of ownership of the Target Assets

The ownership of the Target Assets is explicit. There are no mortgages, pledges or any other restrictions on transfer, no litigation, arbitration or judicial measures such as seizure and freezing involved, and no other circumstances that may hinder the transfer of ownership.

(2)	General principles and approaches for determining the price of the Connected Transaction

Upon negotiation by the parties, it is agreed that the transaction price shall be based on the appraised value of the Vehicles with 30 April 2022 as the base date, and shall be determined upon the adjustment of the transfer list according to the actual status of the Vehicles.

1.	Appraisal of the Vehicles

Each of the Company and Eastern Technology has engaged Beijing Tianjian Xingye Assets Appraisal Co., Ltd. to appraise the Vehicles to be disposed of. The Appraisal Agency possesses the qualification for appraisal of securities and futures-related business jointly granted by the Ministry of Finance and China Securities Regulatory Commission. According to the Assets Appraisal Report for the Proposed Disposal of Certain Vehicles of the Company (Tianxing Pingbao Zi <2022> No. 1822) and the Assets Appraisal Report for the Proposed Disposal of Certain Vehicles of Eastern Technology (Tianxing Pingbao Zi <2022> No. 1823) issued by the Appraisal Agency, with 30 April 2022 as the base date for appraisal, and on the assumption that the assets shall continue to be used in line with their current purposes, the cost approach and market approach were adopted for appraisal. Based on the appraisal with the cost approach and market approach, the net appraised value of the 7,655 Vehicles to be disposed of by the Company is RMB273.4034 million (tax exclusive), and the net appraised value of the 535 Vehicles to be disposed of by Eastern Technology is RMB125.6834 million (tax exclusive). Please see the table below for details:

				Unit: RMB million

Name of company	Number of Vehicles	Book value	Net book value	Net appraised value	Value-added rate of net appraised value
The Company	7,655	992.0449	220.9969	273.4034	23.71%
Eastern Technology	535	489.0577	111.0893	125.6834	13.14%

The net appraised value of the Vehicles is higher than the net book value, primarily attributable to the fact that the depreciation period for business accounting is shorter than the economic life of the Vehicles under appraisal.

2.	Adjustment of certain Vehicles to be disposed of

In November 2022, Eastern Technology re-determined the Vehicles in the appraisal list according to the actual status of equipment inventories. 15 Vehicles have met the conditions for pending retirement and have been withdrawn from the transfer plan due to their aged models, failure and damage in key components, etc. It is finally determined that the appraised value of the 520 Vehicles to be disposed of by Eastern Technology is RMB124.7807 million (tax exclusive).

In summary, the transaction prices of the Vehicles to be disposed of by each of the Company and Eastern Technology to Yinyan Leasing are RMB273.4034 million (tax exclusive) and RMB124.7807 million (tax exclusive), respectively, totalling RMB398.1841 million (tax exclusive).

Upon reviewing the Assets Appraisal Reports, the Board (including the independent non-executive Directors) is of the view that the appraisal result of the Target Assets determined by the Appraisal Agency using the market approach and cost approach is fair and reasonable.

D.	FINANCIAL IMPACT AND USE OF PROCEEDS

Upon the disposal of the Vehicles, the expected gain of the Company is approximately RMB67.0713 million (tax exclusive) (calculated based on net appraised value – net book value as at 30 November 2022). The aforementioned financial impact is for illustrative purposes only, and the actual gain recognised in the financial statements of the Company shall be subject to, among other things, the actual costs and expenses related to the disposal, the net book value of the Target Assets as at the date of completion of the disposal and the consolidated financial statements of the Company audited by the auditors of the Company.

The Company intends to use the proceeds from the transfer of the Target Assets for its daily operations.

E.	REASONS FOR AND BENEFITS OF THE TRANSFER OF ASSETS

The gradual disposal of aviation ground equipment inventories by the Company and its subsidiaries to Yinyan Leasing can establish a foundation for the comprehensive development of aviation ground equipment leasing services. The provision of aviation ground equipment leasing services is an effective way to transform the Company’s supporting assets into operating assets and improve the utilisation rate of assets. Such services will give full play to the integration advantages of CEA Development in equipment manufacturing, maintenance and management services, realise the refined management of the entire lifecycle of assets and the unified deployment of cross-business units, and create synergies to reduce maintenance personnel, improve the overall support efficiency and cut down management costs.

Based on the above, the Directors (including the independent non-executive Directors) are of the view that the Connected Transaction is carried out upon arm’s length negotiations between both parties, conducted on normal commercial terms or better, entered into in the ordinary course of business of the Company, being fair and reasonable and in the interests of the Company and the Shareholders as a whole.

F.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Eastern Technology is a wholly-owned subsidiary of the Company, and Yinyan Leasing is an indirect wholly-owned subsidiary of CEA Development, which is a wholly-owned subsidiary of CEA Holding, the controlling Shareholder of the Company. Therefore, Yinyan Leasing is a connected person of the Company within the meanings of the Hong Kong Listing Rules. The Connected Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the transaction contemplated under the Transfer Agreements exceeds 0.1% but is less than 5%, the Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempted from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

Certain Directors (namely Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang) are the directors of CEA Holding, which may be deemed to have material interests in the Connected Transaction. Therefore, they have abstained from voting at the Board meeting convened for approving the Connected Transaction. Save for those disclosed above, no Director has any material interests in the Connected Transaction.

G.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the operation of all the state-owned assets and equity interests invested and formed by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned by the following parties:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited ( 國壽投資保險資產管理有限公司 ), which is directly wholly-owned by China Life Insurance (Group) Company ( 中國人壽保險（集團）公司 ) and is ultimately wholly- owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. ( 上海久事（集團）有限公司 ), which is directly wholly-owned by Shanghai SASAC;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd. ( 中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. ( 中國國新控股有限責任公司 ) and is ultimately wholly-owned by SASAC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd. ( 中國旅遊集團有限公司 ), which is directly wholly-owned by SASAC.

Information in relation to Yinyan Leasing

Yinyan Leasing is principally engaged in finance leasing business, leasing business, purchase of domestic and overseas leased properties, treatment of residual value and maintenance of leased properties, lease transaction consultation and guarantee, commercial factoring business related to its principal business; maintenance of aviation ground equipment, repair of containers, assembly of aviation ground equipment, other services in airports, maintenance of class two motor vehicles (maintenance of small vehicles, maintenance of large and medium-sized passenger vehicles, and maintenance of large and medium-sized trucks), and sales of vehicles. Businesses subject to approval in accordance with the laws may only be carried out upon approval by relevant authorities.

As at the date of this announcement, Yinyan Leasing is a wholly-owned subsidiary of CEA Development, which is a wholly-owned subsidiary of CEA Holding, the controlling Shareholder of the Company.

H.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Appraisal Agency”	means 北京天健興業資產評估有限公司 (Beijing Tianjian Xingye Assets Appraisal Co., Ltd.)

“Assets Appraisal Reports”	means the Assets Appraisal Report for the Proposed Disposal of Certain Vehicles of the Company (Tianxing Pingbao Zi <2022> No. 1822) (《公司擬出售部分車輛項目資產評估報告 ( 天興評報字 <2022> 第 1822 號 ) 》) and the Assets Appraisal Report for the Proposed Disposal of Certain Vehicles of Eastern Technology (Tianxing Pingbao Zi <2022> No. 1823) (《東航技術擬出售部分車輛項目資產評估報告 ( 天興評報字 <2022> 第 1823 號 ) 》) issued by the Appraisal Agency

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules “Board” means the board of Directors of the Company

“CEA Development”	means 東航實業集團有限公司 (CEA Development Co., Ltd.), a wholly-owned subsidiary of CEA Holding

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited), the controlling Shareholder of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Connected Transaction”	means the disposal of 7,655 Vehicles to Yinyan Leasing by the Company and the disposal of 520 Vehicles to Yinyan Leasing by Eastern Technology

“Director(s)”	means the director(s) of the Company

“Eastern Technology”	means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company

“Group”	means the Company and its subsidiaries

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Shareholders”	means the Shareholders, excluding CEA Holding and its associate(s)

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council

“Shareholder(s)”	means the shareholder(s) of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Target Assets”	means a total of 8,175 apron vehicles and non-motor vehicles owned by the Company and Eastern Technology, of which 7,655 Vehicles are owned by the Company and 520 Vehicles are owned by Eastern Technology

“Transfer Agreements”	means the Agreement for the Transfer of Aviation Ground Equipment Inventory Assets between China Eastern Airlines Corporation Limited and Shanghai Eastern Airlines Yinyan Financial Leasing Co., Ltd. (《中國東方航空股份有限公司與上海東航銀燕融資租賃有限公司受讓航空地面設備存量資產的協議書》 ) and the Agreement for the Transfer of Aviation Ground Equipment Inventory Assets between China Eastern Airlines Technology Co., Limited and Shanghai Eastern Airlines Yinyan Financial Leasing Co., Ltd. (《東方航空技術有限公司與上海東航銀燕融資租賃有限公司受讓航空地面設備存量資產的協議書》 ) entered into by each of the Company and Eastern Technology with Yinyan Leasing dated 30 December 2022

“Yinyan Leasing”	means 上海東航銀燕融資租賃有限公司 (Shanghai Eastern Airlines Yinyan Financial Leasing Co., Ltd.), a wholly-owned subsidiary of CEA Development

“%”	means per cent.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

30 December 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).